Mail Stop 6010

June 29, 2007

Via U.S. Mail and Facsimile to (585) 724-1606

Frank Sklarsky
Chief Financial Officer
Eastman Kodak Company
343 State Street
Rochester, New York 14650

      Re: Eastman Kodak Company
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 001-00087

Dear Mr. Sklarsky:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to only those issues we have addressed in the comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis, page 25

2004-2007 Restructuring Program, page 57

1.   We see that during 2006 and continuing into February 2007, you have made
        significant changes to your restructuring program. We note that you have
        increased the range of employment reductions by over 5,000 employees and
        increased the range of expected costs by approximately $1 billion. Please revise
        future filings to include additional discussion of the specific facts and
        circumstances leading to the change in your restructuring program, including
        references to the additional processes, products, and locations included in the
        modified plan. Refer to SAB Topic 5-P(4).

Note 1: Significant Accounting Policies, page 83

Goodwill, page 85

2.   We note various disclosures on pages 27, 85, 88, and 107, that the fair value of
        reporting units, the carry value of assets groups and fair value of embedded
        derivatives were valued by external appraisals and valuations. While in future
        filings management may elect to take full responsibility for these valuations, if
        you choose to continue to refer to an external expert in any capacity, please revise
        future filings, beginning with your next Form 10-Q, to name the external
        valuation firm. In addition, please note that if you intend to incorporate your
        Form 10-K by reference into any registration statement, you will be required to
        include the consent of the external valuation firm as an exhibit to the registration
        statement.

Note 14: Other Income (charges), Net, page115

3.   We see that you have recorded the gain on sale of capital assets and asset
        impairment charges as part of non-operating income and expense. Please
        reclassify these within operating activities in future filings, or tell us in detail why
        classification as a non-operating activity is appropriate. Your explanation should
        include a discussion of the nature and material components that comprise each
        amount and why these charges do not relate to your operating activities.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief